

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2018

David Parkinson
President and Chief Executive Officer
ESSA Pharma Inc.
Suite 720, 999 West Broadway
Vancouver, British Columbia V5Z 1K5

> **Re: ESSA Pharma Inc.**
> **Registration Statement on Form F-3**
> **File No. 333-225969**
> **Filed on June 28, 2018**

Dear Mr. Parkinson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abigail Jacobs at 202-551-2909 or Erin Jaskot at 202-551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Riccardo A. Leofanti